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                         May 28, 2024

       Herman Man Guo
       Chairman of the Board
       AIRNET TECHNOLOGY INC.
       Suite 301
       No. 26 Dongzhimenwai Street
       Chaoyang District, Beijing 100027
       The People's Republic of China

                                                        Re: AIRNET TECHNOLOGY
INC.
                                                            Registration
Statement on Form F-3
                                                            Filed May 10, 2024
                                                            File No. 333-279318

       Dear Herman Man Guo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Ke (Ronnie) Li